FOR IMMEDIATE RELEASE	April 13, 2007

LOCKHEED MARTIN HOSTS SMALL BUSINESS NANOTECHNOLOGY DAY

ORLANDO, FL, April 12, 2007– Lockheed Martin [NYSE:] will host 23 small business nanotechnology enterprises on Friday, April 13, to showcase a wide range of nanotechnology products as well encourage networking on this emerging science.

“While nanotechnology implies processing materials or making devices at the molecular level, this area of science is truly in its infancy,” said Dr. Les Kramer, director and chief technologist at Lockheed Martin Missiles and Fire Control. “There is tremendous potential in nanotechnology and related disciplines to have a very positive impact on our future. For example, weapons will become smaller, lighter, and smarter. Electronics will shrink in size, but have greater capabilities and memory. Sensors will see farther, with greater resolution.”

With Micromem’s first patent issued in 1994 and claiming priority dating back to 1992, Micromem’s research team has demonstrated the ability to design and fabricate a Hall Cross Sensor magnetic memory. Micromem is confident that its developed technology will be a viable MRAM device for aerospace and defense applications. Micromem is pleased with the opportunity to collaborate with Lockheed Martin product designers and manufacturing engineers to assist Micromem focus its years of research and development towards a commercial product.

The small businesses will have the opportunity to share their development and production experience with Lockheed Martin designers and manufacturing engineers with the intend to encourage collaboration and foster partnerships where innovations and technologies align with each others products and solutions. Many of the small businesses are working on research and development programs with funding from Department of Defense Small Business Innovation Research (SBIR) grants, enabling them to develop next-generation nanotechnologies.

“Lockheed Martin has long been recognized as one of the nation’s leaders in the area of small business utilization,” said Cathy Usztan-Bedford, director of Supplier Diversity for Lockheed Martin Missiles and Fire Control. “The company continues to embrace the development and growth of small businesses. Technology is our future, and involving the small business community early in the development process will ensure opportunities for partnering and mutually beneficial discovery and advancement.”

For further information contact: Jason Baun, Chief Information Officer 1-877-388-8930

Listing: NASD OTC-Bulletin Board - Symbol: “MMTIF”
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About Micromem Technologies Inc.

Micromem Technologies, Inc. (www.micromeminc.com) is focused on the development of magnetic random access memory (MRAM) technology. We believe that once fully developed, this technology will be suitable for various applications including, without limitation, Radio Frequency Identification (RFID) It is anticipated that RFID will be Micromem’s first market objective. Micromem’s primary technology was developed pursuant to an exclusive world wide commercial licenseissued by the University of Toronto (“UT”). Pursuant to the terms of the license, Micromem can buy out the balance of its financial obligations with respect to the patents and technology licensed by UT for a fixed fee. The MRAM development work was undertaken in accordance with research collaboration agreements among Micromem, the University of Toronto, Dr. Harry Ruda and OCE Inc., a not-for-profit corporation supported through the Ontario Ministry of Economic Development and Trade’s (MEDT) Ontario Centres of Excellence program.

Statements in this news release that are not historical facts, including statements about plans and expectations regarding products and opportunities, demand and acceptance of new or existing products, capital resources and future financial results are forward-looking. Forward-looking statements involve risks and uncertainties, which may cause Micromem’s actual results in future periods to differ materially from those expressed or suggested herein. These uncertainties and risks include, without limitation, the inherent uncertainty of research, product development and commercialization, the impact of competitive products and patents, our ability to fund our current and future business strategies and respond to the effect of economic and business conditions generally as well as other risks and uncertainties detailed from time to time in Micromem’s filings with the Securities & Exchange Commission. There can be no guarantee that Micromem will be able to enter into any commercial arrangements on terms that are favorable to it, or at all. For more information, please refer to Micromem’s Annual Report on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. Micromem is under no obligation (and expressly disclaims any obligation) to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.